Exhibit 99.2
AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The following discussion is management’s assessment and analysis of the results and financial condition of New Found Gold Corp. (the “Company” or “NFG”) and should be read in conjunction with the accompanying audited financial statements and related notes. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this Management’s Discussion & Analysis (“MD&A”) and the Risks Factors discussed in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation, (collectively, “forward-looking statements”), that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but by the nature of its business and exploration activities and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties, including those described under the headings “Risks and Uncertainties” and “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those expressed or implied in forward-looking statements. The effective date of this report is May 16, 2022.

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG. The scientific and technical information in this MD&A relating to the Queensway Project is derived from, and in some instances is a direct extract from, and is based on the assumptions, qualifications and procedures set out in, the report entitled “43-101 Technical Report for the Queensway Project, Newfoundland, Canada” with an effective date of February 18, 2022, prepared in accordance with NI 43-101 (the “Queensway Technical Report”). Reference should be made to the full text of the Queensway Technical Report, which is available for review under the Company’s profile on SEDAR at www.sedar.com.

Description of Business

The Company was incorporated on January 6, 2016, under the Business Corporations Act (Ontario). On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s head office is located at 1430 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, and its registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3. On August 11, 2020, the Company completed an initial public offering and listed on the TSX Venture Exchange under the symbol “NFG”. On September 29, 2021, the Company also listed its shares on the NYSE American stock exchange under the symbol “NFGC”.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s principal objective is to explore and develop the Queensway Project, which is located near Gander, Newfoundland and to identify other properties worthy of investment and exploration. For the purpose of NI 43-101, the Queensway Project is the Company’s only material property.

The Queensway Project is comprised of 86 mineral licenses, including 6,041 claims comprising 151,030 hectares of land located near Gander, Newfoundland. The Queensway Project is accessible by main access roads including the Trans-Canada Highway (“TCH”) that passes through the southern portion of the project and has high voltage electric transmission lines running through the project area. In addition, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The Lucky Strike Property is located 10km north of Larder Lake, Ontario and is comprised of 639 single cell un-patented mining claims. The Company is well financed to advance its planned exploration activities on the projects as intended.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Collin Kettell (Executive Chairman), Vijay Mehta , Denis Laviolette, Douglas Hurst and Quinton Hennigh.

Additional information relating to the Company is available on the Company’s website at www.newfoundgold.ca.

Project Summary

Queensway Project, Newfoundland

Ownership

The Queensway Project contains nine optioned claim packages along with mineral licenses map staked by NFG. The Company acquired the rights to the Queensway Project by map staking mineral licenses and making a series of staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate option agreements. All of the option agreements have been fully exercised resulting in 100% ownership by NFG of the mineral licenses related to such option agreements. In addition to the nine option agreements, NFG also conducted map staking resulting in 49 map staked mineral licenses, which are held 100% by NFG. The optioned lands also carry various net smelter royalties, the option agreements locations can be seen in the figure below.

Queensway Project – Option Agreement Claim Groups

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

625000E
650000E
675000E
5450000N
5425000N
5400000N
5375000N
TWIN PONDS
Appleton
QUEENSWAY NORTH
Gander
Beaver Brook
Antimony Mine
QUEENSWAY SOUTH
Legend
Towns
Queensway Au Showings
Trans Canada Highway
HVdc Transmission
Wetland
Map Staked Licenses
Queensway Project
Beaverbrook
0
10
20 km
09 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2020)
rsc

Queensway Project – Overall Project Showing Gold Occurrences

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

626500E
630000E
633500E
637000E
A) Queensway South
B
A
N
North Paul's Pond
5393500N
Road Gabbro
LBNL
Goose
5390000N
Aztec
Hornet
Greenwood Pond #2
5386500N
658000E
661500E
665000E
668500E
B) Appleton Fault Zone and Joe Batts Pond Deformation Zone
798
5432000N
1744
Glass Pond
H Pond
Trench 26
Powerline
Lotto
Little Zone
Dome
Hornet
Road
Golden Joint
Pocket Pond
5428500N
Cokes
Keats
Bowater
TCH
Bullet
Letha
The Knob
Grouse
Lachlan
Logan
5425000N
Prospects
Mineralised Trend
Trans Canada Highway
Queensway Licenses
02 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
rsc
0
2
4 km

Queensway Project – Locations of Prospects along the AFZ and JBPFZ.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Environmental and Exploration Permitting

All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations, the fundamental requirement of which, is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts that occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Natural Resources prior to the start of work. In this, approval requirements for the exploration are listed with contacts for the various entities given. Four Exploration Approvals are in place at the Queensway Project as of the date of this MD&A along with other associated provincial permits.

The first Exploration Approval is for diamond drilling (1500 Holes) on the Queensway North (“QWN”) area shown on the map above; this approval expires on November 4, 2022. The second Exploration Approval is for trenching within the Queensway South (“QWS”) area shown on the map above and expires on June 17, 2022. A third Exploration Approval covers geochemical sampling and prospecting over the entire Queensway Project and expires on June 10, 2022. The fourth Exploration Approval covers passive seismic geophysics within the GGN area and expires on October 14, 2022. Any changes to the planned work have to be submitted to the Department of Natural Resources and either an amended approval is given, or a new application has to be made.

A number of secondary permits and authorizations are held by the Company to conduct its exploration activities related to camp development, the cutting of wood, construction of access trails and modifications to water bodies.

In October 2020, the Company submitted an environmental registration document with the Newfoundland Ministry of Environment for review related to its diamond drilling activities on the QWN claim group. The Company was released from the environmental review on December 12, 2020, subject to several operating/reporting conditions including:

•	Limitations on the percentage of land disturbance within protected public supply areas (“PPWSAs”)
•	Requirements for the capping or sealing of drill holes in and outside of PPWSAs
•	The establishment of a water-sampling program
•	The development of a waste management plan
•	The maintenance of buffers at certain shoreline, outflow, waterbodies and wetland sites and restrictions on vegetation clearing near bird habitats; and
•	The development of a women’s employment plan

To date, all of our operating conditions have been met, and the Company is in compliance with all reporting conditions.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals; other activities such as construction, road building, camps and water crossings may require additional permits from outside of the mines department. Mineral licenses within the southernmost portion of Gander Gold South (“GGS”), specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July due to spring habitat for Newfoundland caribou.

Project Infrastructure

The main access roads include the TCH that passes through the southern portion of the Appleton Fault Zone (“AFZ”) / Joe Batts Pond Deformation Zone (“JBPFZ”) claim areas on the QWN, and the Northwest Gander (“NWG”) road that extends along the western portion of the property from the TCH just west of Glenwood, to the south and west of Gander Lake on the GGS.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Gravel woods access roads originally built for the forestry industry, such as the AFZ access, the JBPFZ access, the JBP road and the roads to the east of the steel bridge across the NWG River and across the bridge to the east of the Southwest Gander River extend through most of the property, with areas in the extreme SE and SW the most difficult to access. The SW area is best accessed by woods roads from Route 360, the Baie D’Espoir highway, that leaves the TCH at Bishop’s Falls, approximately 70 km to the west of Glenwood.

Transportation availability includes the international airport at Gander which has bush plane and helicopter bases, a helicopter base in Appleton and shipping through the ports of Lewisporte and Botwood, 25 km and 70 km to the west respectively, and north of the TCH, both with good harbours although problems with winter shipping due to sea and pack ice.

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project as follows:

1)	A 350 kV HVdc direct current line which passes through the approximate centre of the GGS licences;
2)	Two 138 kV HVac transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the QWN licences;
3)	A 69 kV HVac transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the QWN licences and follows the TCH and secondary routes.

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the NFG Queensway licences.

Historical Work

There has been over 29,200 metres of core in 238 holes drilled historically on the Queensway Project by Noranda, Rubicon and various operators from the mid 1980’s through to 2012. Historical core drilling has primarily occurred north of Gander Lake along the two principal fault structures the AFZ and JBPFZ; the exploration drilling has been spread out amongst individual zones with drilling along 5 km of the AFZ targeting the Lotto, Powerline, Cokes, Keats, Dome, Trench 26, Road, Knob, Letha and Grouse Zones. Drilling at the JBPFZ has focussed along 3 km targeting the Pocket Pond and H-Pond zones and one drill hole targeting the 798 Zone. Significantly lesser number of drill holes have also targeted zones south of Gander Lake including the Paul’s Pond showing, Aztec and A-Zone extension and the Goose zone.

Throughout the 1980’s through mid-2000’s various operators and prospectors have completed surface geochemical sampling including tills, soils and rock samples. This amounts to roughly 2,500 till samples, over 14,000 soil samples and 6,000 rock samples spread across the large district scale project with concentrations of work around the many showings in the Queensway license group. This work has identified a number of gold in soil or gold in till anomalies that have led to surface gold discoveries or have yet to be explained with follow up exploration. Several locations throughout the project have defined surface float samples containing high grade gold mineralization some of which have led to surface gold occurrences while other locations have not been adequately explored to trace them to source.

Various historical ground geophysical surveys have been conducted throughout the Queensway Project with most of this work concentrated either along the AFZ, JBPFZ or in the region of the Paul’s Pond and Greenwood Pond showings in the QWS claim group. Over 50 different geophysical surveys including VLF, EM, MAG and IP have covered ground-based grids throughout the Queensway Project. Various anomalies have been identified and often limited follow up exploration has occurred.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

A significant number of surface trenches have been conducted at the project with over 330 trenches. Many of the historical trenches have targeted soil and till anomalies with only some of these reaching bedrock; often the trenches not reaching bedrock have left both soil and till anomalies unexplained and open for further interpretation and exploration.

Project Geology

The Queensway Project is located within the Exploits subzone of the Dunnage zone and lies just to the west of the Gander River Ultramafic Complex (“GRUC”) fault, which is the Dunnage-Gander zones boundary. See figure below:

Queensway Project – Geological context of the Queensway Project Geological map from Colman-Sadd et al., 1990. A) Location of the major terranes of Newfoundland. B) Regional geological context.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

It mostly comprises Cambrian to Silurian meta-sedimentary rocks of the Davidsville group (Williams et al., 1988; Colman-Sadd et al., 1990; Valverde- Vaquero et al., 2006; van Staal, 2007; O’Reilly et al., 2010). The Davidsville group is divided into the Outflow Formation and the Hunt’s Cove Formation. The property south of Gander Lake also includes the boundary between the Davidsville and Indian Island groups. The latter mainly comprises Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive suite.

There are over 100 gold showings/occurrences on and around the Queensway Project however the most notable mineralized zones in the Queensway Project are the JBPFZ which includes the H-Pond, Pocket Pond, Glass, Logan and Lachlan showings and the AFZ which includes the Dome, Little, Knob, Letha, Lotto, Grouse, Road, Bullet, Trench 26, Cokes, Powerline, Keats and Bowater showings. A number of gold mineralized occurrences also occur within the QWS claim group including the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings.

Recent Exploration

Queensway Drill Program

On August 17, 2020, the Company announced it had initiated a 100,000m HQ size diamond drilling program at the Queensway Project. The Company announced on January 6, 2021, that it has now increased the drilling program started in 2020 to a total of 200,000m; this program was further expanded on October 15, 2021 to 400,000m and is expected to reach 14 drill rigs in 2022. In 2020 the Company completed 66 drill holes targeting the Little-Powerline, Lotto, Dome and Keats zones for a total of 13,400m. In 2021 the Company has completed an additional 391 drill holes totalling 117,043m. The drilling program is ongoing with ten rigs active and approximately 43% complete as of May 5, 2022, and is expected to continue into Q2 2023.

The drilling program is designed to test multiple exploration targets and zones along the 7.8 km of the Appleton Fault Zone and 12 km of the JBP Fault Zone at Queensway North. The primary focus is on the expansion of known zones of mineralization and testing targets to generate new mineralized zones.

In 2022 the Company also expects to complete an inaugural drilling program at the Queensway South part of the project testing early-stage exploration targets as part of the 400,000m program.

The majority of drilling to date has occurred along the Appleton Fault with eleven drill rigs active. To date 320 drill holes have been completed at the Keats Zone totalling 87,595m, 77 drill holes at the Lotto Zone totalling 21,497m, 70 drill holes at the Golden Joint zone totalling 23,681m with the balance of 68 drill holes totalling 15,721m completed at other zones/targets along the Appleton Fault including the Little-Powerline, Cokes, Road, Zone 36, Knob, TCH, Dome and Big Dave.

The Company is also actively exploring along the JBP Fault zone with 88 holes totalling 23,605m completed to date at the 798, 1744 and Pocket Pond prospects.

Keats Zone Drilling

To date the Company has focussed its drilling efforts at the Keats zone where a discovery hole in late 2019 (NFGC-19-01) was drilled. A number of significant gold assay intercepts have been encountered within multiple individual zones at Keats.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Initial assay results from five drill holes at the Keats zones were reported in press release dated October 27, 2020, with further assay results reported on November 16, 2020; December 15, 2020; January 11, 2021; February 9, 2021; March 1, 2021; March 9, 2021; March 16, 2021; March 30, 2021; April 5, 2021; April 20, 2021; April 27, 2021; May 4, 2021; May 21,2021; June 15, 2021; July 5, 2021; September 15, 2021; October 13, 2021; October 14, 2021; January 13, 2022; January 26, 2022; February 24, 2022; March 2, 2022; April 11, 2022; April 13, 2022 and May 4, 2022 found through SEDAR.

The Keats zone continues to see a steady increase in both strike length and depth with the largest step-out result of 62.3 g/t Au over 2m in NFGC-21-387 reported on February 24, 2022, indicating the down plunge of the Keats Main high-grade zone has now increased to 845m starting at the bedrock surface. Additional highlight intercepts reported up-plunge within this high-grade domain of the Keats Main Zone include 106.2 g/t Au over 35.4m in NFGC-21-182 (reported May 21, 2021), 124.4 g/t Au over 17.7m in NFGC-20-59 (reported on May 4, 2021) and the discovery hole, NFGC-19-01 yielding 86.2 g/t Au over 20.5m (reported on January 28, 2020). Assay results from October 13, 2021, January 13, 2022, and January 26, 2022, have shown a new area of significant high-grade gold which was originally reported to be located within the Keats Footwall (“Keats FW”). Reinterpretation of these intercepts and an update to the geological model, indicate that these intercepts are instead a part of the Keats Main Zone hosted within the Keats-Baseline Fault. These zones originally referenced as Keats FW include an intercept of 88.5g/t Au over 3.35m in NFGC-21-238, 56.7g/t Au over 2.45m in NFGC-21-407 and 28.2 g/t Au over 4.5m in NFGC-21-413A; the Keats Main Zone long-section has been updated to reflect this change in interpretation.

Exploration drilling focused on testing above the southwest-plunging domain of high-grade within the Keats Main Zone successfully expanded the high- grade gold mineralization up-dip towards surface. This is demonstrated by intercept 55.6 g/t Au over 3.20m in NFGC-21-385, located at surface and 200m up-dip of the dilatant zone and intercept 10.7 g/t Au over 3.15m in NFGC-21-306 located 75m up-dip of the dilatant zone, both reported on March 2, 2022. On average, the Keats Main zone has been defined over a down-dip extent of ~200m.

More recent results reported in the April 11, 2022, news release continue to demonstrate that the Keats-Baseline Fault Zone forms an extension damage zone consisting of a multitude of faults and vein arrays that host high-grade gold mineralization. Examples include:

-

the new near surface discovery, the “421 Zone” at the south end of Keats, defined by intercepts 4.49 g/t Au over 3.55m and 7.85 g/t Au 4.85m in NFGC-21-421 and 4.31 g/t Au over 2.25m and 2.58 g/t Au over 10.40m in NFGC-21-467;

-	the footwall (the area between the Keats-Baseline Fault and the AFZ) intercepts of 119.5 g/t Au over 2.4m in NFGC-21-375 and 6.66 g/t Au over 5.9m in NFGC-21-342;
-	the intercepts of 9.35 g/t Au over 2.70m in NFGC-21-254 and 7.21 g/t over 5.75m in NFGC-21-392 that occur within two distinct structures that are adjacent to and crosscut the Keats Main Zone.

Additional results released on April 11, 2022, further confirm the continuity, robust width and high-grade nature of the gold mineralization within the southwest-plunging dilational segment of the Keats-Baseline Fault with the intercept of 21.1 g/t Au over 7.2m in NFGC-21-464 and the identification of significant high-grade gold mineralization ~50m down-dip of this dilational segment at the north end of Keats with the result of 79.8 g/t Au over 3m in NFGC-22-491.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Reconnaissance drilling working in the highly prospective region between the Keats Main and Golden Joint zones intersected significant mineralization, now named the “515 Zone”, returning initial intercepts of 9.21 g/t Au over 2.15m and 43.9 g/t Au over 3.85m in NFGC-22-515 approximately 440m north of the Keats Main Zone. Following this discovery, reconnaissance drilling in this region identified two additional new near surface zones. This includes the intercept of 275 g/t Au over 2.15 m in NFGC-22-538 which occurs at a vertical depth of 22m adjacent to the AFZ and is approximately 65m north of the Keats Zone and the intercept of 8.70 g/t Au over 6.75m in NFGC-22-533, located at a vertical depth of 65m in the black shales that form the hanging wall to the AFZ, this a new part of the stratigraphy that is largely unexplored and this intercept represents and important new target.

Advancements in the detailed geologic modelling with a focus on veins and associated faults has greatly increased the understanding of the Keats zone, identified a number of drill targets and has demonstrated good continuity of the high-grade gold mineralization within the host structures. An aggressive drill program will continue to expand this extensive network of high-grade gold veins and follow up on the new 515 and 421 discoveries.

Highlighted assay values and drill hole locations from Keats Main drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
KEATS HW
NFGC-21-254	136.85	139.55	2.70	9.35
Including	138.6	139.55	0.95	22.70
NFGC-21-392	47.15	52.90	5.75	7.21
Including	47.15	48.70	1.55	20.59
KEATS MAIN
NFGC-21-256A	127.15	129.40	2.25	15.07
And	157.00	166.75	9.75	47.82
Including	158.00	161.65	3.65	125.49
NFGC-21-263	189.70	195.25	5.55	28.16
Including	193.10	195.25	2.15	71.86
NFGC-21-272	152.00	155.10	3.1	43.78
NFGC-21-297	219.5	227.75	8.25	8.79
Including	219.5	224.35	4.85	14.29
NFGC-21-306	113.85	117.00	3.15	10.66
NFGC-21-318	141.00	143.00	2.00	16.03
Including	141.00	142.00	1.00	31.60
NFGC-21-376	191.00	193.05	2.05	13.65
NFGC-21-385	69.60	72.80	3.20	55.61
NFGC-21-387	444.40	446.40	2.00	62.30
NFGC-21-407	393.55	396.00	2.45	56.69
NFGC-21-413A	463.05	467.55	4.50	28.20
Including	463.05	466.00	2.95	41.02
NFGC-21-464	138.00	145.20	7.20	21.12
Including	139.55	141.80	2.25	61.36
NFGC-22-491	92.00	95.00	3.00	79.81
Including	92.45	94.35	1.90	124.56

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

KEATS FW
NFGC-21-342	138.65	144.55	5.90	6.66
Including	142.00	143.00	1.00	30.60
NFGC-21-375	181.60	184.00	2.40	119.45
Including	182.20	182.70	0.50	570.71
421
NFGC-21-421	19.00	22.55	3.55	4.49
And	26.30	31.15	4.85	7.85
Including	28.60	29.50	0.90	35.51
NFGC-21-467	66.15	68.40	2.25	4.31
Including	67.00	67.60	0.60	13.85
And	70.00	80.40	10.40	2.58
KEATS NORTH
NFGC-22-515	198.50	200.65	2.15	9.21
Including	199.25	199.75	0.50	38.9
And	209.00	212.85	3.85	43.9
Including	209.00	210.65	1.65	76.0
Including	211.35	212.35	1.00	43.1
NFGC-22-533	98.25	105.00	6.75	8.70
Including	100.65	101.50	0.85	53.3
And	127.40	129.55	2.15	1.60
NFGC-22-538	32.45	34.60	2.15	275
Including	33.10	33.90	0.80	738

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-254	299	-46	293	658119	5427290
NFGC-21-256A	299	-46	257	658197	5427374
NFGC-21-263	118	-72	334	657952	5427310
NFGC-21-272	298.5	-45.5	227	658187	5427380
NFGC-21-297	300	-45	377	658126	5427228
NFGC-21-306	299	-45.5	179	658100	5427358
NFGC-21-318	300	-45	200	658089	5427335
NFGC-21-342	300	-45	260	658018	5427377
NFGC-21-375	300	-45	278	658011	5427352
NFGC-21-376	120	-72	351	657972	5427337
NFGC-21-385	299	-45.5	290	657961	5427265
NFGC-21-387	299	-45.5	635	657936	5426877
NFGC-21-392	300	-42	281	657939	5427279
NFGC-21-407	296	-57	467	658109	5427123
NFGC-21-413A	296	-57	515	658086	5427134
NFGC-21-421	325	-56	452	657830	5427099
NFGC-21-467	325	-56	494	657825	5427070
NFGC-21-464	299	-46	320	658193	5427391
NFGC-22-491	299	-46	206	658300	5427503
NFGC-22-515	299	-46	281	658344	5428026
NFGC-22-538	300	-45	386	658193	5427710
NFGC-22-533	120	-45	320	657951	5427748

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The latest drilling results are shown on the long section, plan map and 3-D composite cross section below:

A
WSW
A'
ENE
NFGC-21-421
7.85 gpt Au / 4.85m
Including 35.51 gpt Au / 0.90m
NFGC-21-467
4.31 gpt Au / 2.25m
Including 13.85 gpt Au / 0.60m
NFGC-21-387
62.30 gpt Au / 2.00m
NFGC-21-407
56.69 gpt Au / 2.45m
NFGC-21-360
61.50 gpt Au / 5.20m
NFGC-21-182
106.20 gpt Au / 35.40m
NFGC-21-312
17.59 gpt Au / 6.50m
NFGC-21-318
16.03 gpt Au / 2.00m
NFGC-21-464
21.12 gpt Au / 7.20m
Including 61.36 gpt Au / 2.25m
NFGC-20-32
20.80 gpt Au / 29.00m
NFGC-21-122
69.15 gpt Au / 14.90m
NFGC-22-491
79.81 gpt Au / 3.00m
OPEN
OPEN
OPEN
KEATS LONG SECTION
Result Pending
421 Zone
Current Assays Reported
Previously Reported Assays
Overburden
TCH
KEATS SOUTH
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO

Queensway Project – Long Section of Keats Main (April 11, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – Plan Map of Keats Zone (April 11, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

LOTTO
BLACK SHALE
DOME
GOLDEN JOINT
LITTLE
GOLDEN JOINT HW
ROAD
NFGC-22-515
9.21 g/t Au over 2.15m
including 38.9 g/t Au over 0.50m
43.9 g/t Au over 3.85m
including 76.0 g/t Au over 1.65m
including 43.1 g/t Au over 1.00m
SHALE
NFGC-22-515
GREYWACKE
APPLETON FAULT ZONE
BLACK SHALE
COKES
KEATS
SHALE
AFZ KEATS-LOTTO PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein
Trans-Canada Highway
Greywacke
Shale
DDH Collar
Current Assays Reported
Au Grade (g/t)
0.5 – 1.0
1.0 – 3.0
3.0 – 10.0
>10.0
NEWFOUND GOLD CORP

Queensway Project – Plan Map of Keats – Lotto with Location Lotto with Location Keats North Discoveries (May 4, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – Keats Cross-Section, Looking NE (+/- 10m) (April 11, 2022)

Queensway Project – Keats Cross-Section, Looking NE (+/- 10m) (April 11, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – Keats Cross-Section, Looking NE (+/- 10m) (April 11, 2022)

Lotto Zone Drilling

The Company has reported several significant gold assay intervals from the Lotto Zone starting with its first drill hole NFGC-20-17 reporting 16.3 g/t Au over 2.2m, 41.2 g/t Au over 4.75m and a third interval of 25.4 g/t Au over 5.15 m. The Lotto Zone is comprised of an approximately north-south striking, steeply east-dipping vein associated with a brittle fault. On January 14, 2021, the Company announced the discovery of a new zone named the “Sunday Zone” proximal to the Lotto Zone along the hanging wall of the AFZ. The new discovery represents the first known occurrence of gold mineralization proximal to the primary Appleton Fault structure with an intercept in drill hole NFGC-20-44 grading 18.1g/t Au over 6.5m at a down hole depth of 239m. Additional gold mineralized intercepts were reported on February 23, 2021, March 23, 2021, June 23, 2021 highlighted by drill holes NFGC-21-100 reporting 224.7 g/t Au over 2.45m, NFGC-21-109 reporting 51.3 g/t Au over 3.20m, NFGC-21-115 reporting 53.3 g/t Au over 3.10m NFGC-21-201 reporting 150.3g/t over 11.5m.

The most recent drilling highlights from the Lotto Zone showed an increase of the Lotto high-grade mineralization to 225m vertical depth from NFGC-21- 367A reporting 24.3 g/t Au over 2.2m on March 24, 2022, with a vein-defined depth of ~300m and a strike length of ~200m. An additional highlight from the March 24, 2022, release includes the intercept of 23.1 g/t Au over 2.05m in NFGC-21-319 into the Sunday Zone located ~65m down-dip of the previously reported intercept of 18.1 g/t Au over 6.5m in NFGC-20-44 (January 14, 2021).

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Highlighted assay values and drill hole locations from Lotto drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-243	243.75	245.75	2.00	10.74	Lotto Main
Including	244.50	245.45	0.95	22.49
NFGC-21-289	192.95	195.35	2.40	12.57	Lotto Main
Including	193.25	194.55	1.30	21.58
NFGC-21-295	110.20	112.20	2.00	12.19	Lotto Main
Including	110.55	111.25	0.70	34.81
NFGC-21-296	228.00	230.60	2.60	15.66	Lotto Main
NFGC-21-319	176.60	179.00	2.40	20.01	Lotto Main
Including	176.60	177.70	1.10	43.32
And	315.30	317.35	2.05	23.08	Sunday
NFGC-21-333	61.40	64.00	2.60	11.67	Lotto Main
Including	62.75	63.25	0.50	58.00
NFGC-21-338	282.65	284.80	2.15	25.31	Lotto Main
Including	284.05	284.50	0.45	115.25	Lotto Main
NFGC-21-367A	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-404A	217.15	219.20	2.05	31.63	Lotto Main
Including	217.45	218.05	0.60	107.50	Lotto Main

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-243	298	-50	323	659064	5428888
NFGC-21-289	299	-45	345	659030	5428958
NFGC-21-295	300	-45	128	659052	5429149
NFGC-21-296	299	-45.5	255	659058	5428943
NFGC-21-319	299	-45.5	342	659010	5428998
NFGC-21-333	299	-45.5	336	658985	5429013
NFGC-21-338	298	-45.5	312	659099	5428890
NFGC-21-343A	298	-48	404	658588	5428275
NFGC-21-367A	298	-47	369	659125	5428876
NFGC-21-404A	299	-48	374	659046	5429007

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The latest results from the Lotto Zone are shown in the long section, plan map and cross section below:

Queensway Project – Lotto Zone Long Section (March 24, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

LOTTO-GJ ZONE PLAN MAP
Drill Holes
Current Assays Reported
Assay Results Pending
Assay Previously Reported
Shear Zone
Au Vein
Au Vein Trend Interpreted
Greywacke
Shale
Au Associated Fault Interpreted
High Grade Au Plunge Interpreted / Target
Au Grade (g/t)
0.5 - 1.0
1.0 - 3.0
3.0 - 10.0
>10.0
QUEENSWAY NORTH
LOTTO
GOLDEN JOINT
NEWFOUND GOLD CORP
0
100
200m
A'
SHALE
NFGC-21-295
12.19 gpt / 2.00m
NFGC-21-404A
31.63 gpt / 2.05m
LOTTO NORTH
B
NFGC-21-319
23.08 gpt / 2.05m
BLACK SHALE
NFGC-21-310
20.01 gpt / 2.40m
SUNDAY
NFGC-21-289
12.57 gpt / 2.40m
NFGC-21-296
15.66 gpt / 2.60m
NFGC-21-338
25.31 gpt / 2.15m
NFGC-21-367A
24.25 gpt / 2.20m
B'
BLACK SHALE
GREYWACKE
A
LOTTO MAIN VEIN
DOME
SHALE
APPLETON FAULT ZONE
GOLDEN JOINT
E'
NFGC-21-401
98.13 gpt / 3.85m
GREYWACKE
SHALE
D
GOLDEN JOINT HW
NFGC-21-462
69.15 gpt / 14.15m
NFGC-21-241
430.17 gpt / 5.25m
NFGC-21-274
33.10 gpt / 2.10m
NFGC-21-181
18.04 gpt / 2.00m
ROAD
NFGC-21-225
64.94 gpt / 2.10m
D'
E

Queensway Project – Lotto Zone Plan Map (March 24, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – Cross Section of Current Drilling Program, +/- 12.5m, Looking NE (Lotto Zone – March 24, 2022)

Golden Joint Drilling

On June 29, 2021, the Company announced the discovery of a new high-grade zone along the hanging wall of the AFZ named the Golden Joint. Comprised of two sub-parallel vein systems (Main Zone and HW Zone) and located between the Keats and Lotto zones this new discovery has yielded several notable high-grade intervals including NFGC-21-171 (10.4g/t Au over 4.85m), NFGC-21-241 (430.2g/t Au over 5.25m) within the Golden Joint Main Zone, consisting of an approximately north-south striking, steeply west-dipping quartz vein and brittle fault. Further assay results were published on September 28, 2021, with a notable intersection in NFGC-21-386 yielding 70.7 g/t Au over 5.25m. On January 19, 2022, the results reported showed the expansion of the Golden Joint Main Zone to a vertical depth of ~305m with drill hole NFGC-21-401 intersecting 98.1g/t Au over 3.85m and a vein-defined strike length of ~250m. Infill drilling results reported on March 24, 2022, the latest release, identified a domain of significant high-grade in NFGC-21-462 which returned 69.2g/t Au over 14.15m.

The Golden Joint HW continues to expand in all directions, forming a network of stock-work style veining that is largely constrained to a thick bed of greywacke. Drilling to date has extended the zone over a strike length of ~190m and to a vertical depth of ~125m. Highlight intervals include 64.9 g/t Au over 2.1m and 17.4 g/t Au over 2.45m in NFGC-21-225 reported on September 30, 2021, 33.1 g/t Au over 2.1m in NFGC-21-274 reported on January 6, 2022, 4.96 g/t Au over 6.2m in NFGC-21-187 reported on January 6, 2022 and the latest reported result on March 24, 2022 of 13.4 g/t Au over 2.1m in NFGC-21-264.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Highlighted assay values and drill hole locations from Golden Joint drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
Golden Joint
NFGC-21-386	424.75	430.00	5.25	70.65
NFGC-21-401	450.15	454.00	3.85	98.13
NFGC-21-462	325.75	339.90	14.15	69.15
Including	325.75	330.70	4.95	40.36
Including	326.30	327.25	0.95	182.50
And Including	333.30	339.90	6.60	117.85
Including	333.30	334.25	0.95	96.10
Including	335.85	337.15	1.30	190.63
Including	338.00	339.90	1.90	228.03
Golden Joint HW
NFGC-21-264	102.00	104.10	2.10	13.35
NFGC-21-274	164.65	166.75	2.10	33.10

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-264	297	-45	438	658595	5428386
NFGC-21-274	294	-49	552	658616	5428373
NFGC-21-386	298.5	-46.5	582	658634	5428306
NFGC-21-401	298.5	-46.5	492	658613	5428319
NFGC-21-462	298	-47.5	486	658590	5428331

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The latest results from the Golden Joint Zone are shown in the long section and cross-section below and the plan map can be found in the section above:

Queensway Project – Golden Joint Long Section (March 24, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – Golden Joint Cross-Section, +/- 12.5m, Looking NE (March 24, 2022)

JBP Drilling

On March 9, 2022, the Company announced results from reconnaissance diamond drilling designed to test for epizonal style high-grade gold mineralization along the JBPFZ. This initial phase of drilling focused on a +3.5km segment of the JBPFZ encompassing 1744 and Pocket Pond target areas following up on historic drill results, high-grade float samples and Au-in-till anomalies as well as testing new conceptual targets. This program to date has produced a number of salient results including 31.88 g/t Au over 2.05m in NFGC-21-180 at 1744 and 25.40 g/t Au over 2.25m in NFGC-21-304 at Pocket Pond.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Highlighted assay values and drill hole locations from the JBP drilling are shown in the tables below:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-180	32.00	34.05	2.05	31.88	1744
NFGC-21-195	283.70	286.50	2.80	16.66	1744
NFGC-21-202	145.85	147.90	2.05	17.10	1744
NFGC-21-207	60.00	66.00	6.00	8.66	1744
Including	63.55	66.00	2.45	19.66
NFGC-21-230	87.00	89.00	2.00	8.92	Pocket Pond
NFGC-21-245	152.60	154.80	2.20	7.26	Pocket Pond
NFGC-21-304	81.60	83.85	2.25	25.40	Pocket Pond
And	90.50	96.35	5.85	5.46
Including	90.50	93.85	3.35	8.94

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 75% to 90% of reported intervals for Pocket Pond and 55% to 65% of reported intervals for 1744. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-180	300	-45	245	665204	5430850
NFGC-21-195	300	-45	304	665267	5430870
NFGC-21-202	300	-45	245	665190	5430887
NFGC-21-207	299	-45.5	341	665232	5430862
NFGC-21-230	119	-45.5	182	663403	5428873
NFGC-21-245	120	-45	251	663365	5428880
NFGC-21-304	121	-45.5	182	663432	5428898

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The latest results from the JBPFZ covering both 1744 and Pocket Pond target areas are shown in the long sections and plan maps below:

Queensway Project – 1744 Long Section (March 9, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – 1744 Plan Map (March 9, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – Pocket Pond Long Section (March 9, 2022)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Queensway Project – Pocket Pond Plan Map (March 9, 2022)

2020-2021 Field Program

Starting in June 2020, the Company initiated a field reconnaissance program within the QWS mineral licenses. The objective of this program is to conduct geological mapping, structural analysis, prospecting and the collection of C horizon till samples to be processed for gold grain analysis.

Initial results from the 2020 field program detailed till survey were reported on August 27, 2020, where the Company had announced it had found a new fertile gold region 45 km south of the current Queensway North drill targets. The Eastern Pond target is comprised of two areas where recent till results have shown highly anomalous total gold grain counts including a high percentage of pristine gold grains and yielded several sub-crop samples up to 15.0 g/t Au.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

One till sample yielded 216 gold grains, 163 (75%) of them classified as pristine. A second cluster of samples yielded up to 155 gold grains with 127 (82%) of these classified as pristine. The pristine morphology of these grains indicates that they have not travelled far from their bedrock source.

To date the Eastern Pond target is defined by sub-crop and till sample results over an approximately 4 km of strike length (see Figures below). Five other gold in till anomalies have been discovered to date within QWS and warrant follow up exploration.

Queensway South Project: Location of the Eastern Pond Anomaly at Queensway South

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

EASTERN POND 2020
PRELIMINARY TILL RESULTS
QUEENSWAY PROJECT
Subcrop Sample Cluster up to 15 g/t Au
Till Sample with 163 Pristine Gold Grains
Field of Underwater Quartz Boulders
New 2020 Samples > 1 g/t Au
Cluster of Anomalous Till Samples With up to 127 Prisitne Gold Grains
Till Sample with 17 Pristine Gold Grains
Additional Till Samples Pending Analysis
LEGEND
Pristine Gold Grain Count
0-5
6-10
11-15
16-25
51-163
Results Pending
Grab Samples g/t Au
<0.1
0.1-0.25
0.25-1.0
1.0-5.0
>5.0
Large Scale Structures NE-NNE
Mag Lineaments
EM Lineaments
EM Lineaments Area
2018 Gold in Till Anomaly
NEWFOUND GOLD CORP
0 250 500 1,000 1,500 2,000
Meters

Queensway South Project: Eastern Pond anomaly and preliminary till results

Queensway South Project: Eastern Pond target till samples

Field crews were remobilized to the Eastern Pond area in late 2020 to conduct follow up work including prospecting, geological mapping and the collection of additional till samples to further vector the Company’s exploration towards bedrock sources. Follow up work at Eastern Pond in late 2020 resulted in the collection of rock samples, additional tills samples and two trenches were excavated.

In June 2021 field crews were mobilized to conduct early-stage exploration work throughout the Queensway Project including till sampling, geological mapping, rock sampling and trenching. The goal of this program has been to aid in the development of drilling targets for a planned diamond drilling program in 2022.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Sampling, Sub-sampling and Laboratory

Host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, unknown at Keats FW, 80% to 90% at Lotto, 70% to 90% at Golden Joint, in some areas infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. Samples comprise either whole or split HQ size core and the assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland or through Chrysos PhotonAssayTM method with Intertek based in Perth, Australia.

The metallic screen or PhotonAssayTM method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included at a minimum with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this MD&A was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this MD&A, by NFG.

Report of QA/QC Program Review

On February 23, 2022, the Company announced the results of work programs and analysis completed by independent consultants initiated to investigate possible bias indicated by a set of 30 half-core duplicate assays (see Company's November 4, 2021, news release). The work program included completion of a substantial number of additional half-core screen fire assays providing a data set of 475 half-core duplicates, and the detailed statistical assessment of these results. The work also included detailed review of sample selection, preparation, and lab analysis procedures for the screen fire assays at ALS Minerals (‘ALS’) in Vancouver, BC and Eastern Analytical (‘EA’) in Springdale, NL. New Found's independent consultants concluded that there was no evidence of systematic bias in the Company's assay results and that the project uses well conceived and documented standard operating procedures (SOPs) for marking and sawing core, and for selecting the half-core samples sent for analysis. Based on these conclusions the Company resumed normal reporting of assay results.

Lucky Strike Project, Ontario

The Lucky Strike Project is located 10 km north of Larder Lake, Ontario and covers favourable and underexplored structural corridors associated with the Larder Cadillac Deformation Zone. The project is comprised of 639 single cell un-patented mining claims.

Land History

The current mineral cells comprising the Lucky Strike Project were acquired from the completion of two option agreements, one purchase agreement and online staking. The project was consolidated from May 2016 through May 2020 and currently the project is 100% owned by the company subject to various NSR up to 2%.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Norwood
Au
Walsh Mine
Au
Kerr North
Au
Copper King
Au, Cu
FP Zone
Au,Cu
Murdoch Creek-Kennedy Lake Fault
Misema-Mist Lake Fault
Mulven-Kinabik Fault
BIDGOOD
Victoria Creek Deformation Zone
UPPER BEAVER
UPPER CANADA
Macassa
AK
ANOKI/MCBEAN
Cadillac-Larder Lake Fault
Long Lake Fault
Kearns
Virginiatown
Larder Lake
Tarzwell
Boston Creek
Lucky Strike Project
Gold Occurences
Gold Producer
Past Producer
Prospect
Occurance
Fault
Roads
Kirkland Lake Gold
Gatling Exploration
Mistango River Resources
Agnico Eagle
New Found Gold Corp
0
2.5
5
10
Kilometers
N

Lucky Strike Project – Project Location map, fault systems and Adjacent Projects

Environmental and Exploration Permitting

The Company has been issued four active exploration permits/plans by the Ontario MNDM which covers all areas of current exploration focus on the property. The permits allow for exploration activities on the property including mechanized stripping, mechanized diamond drilling and geophysical surveys with a generator. The four permits/plans are applicable for 3 years and will expire between the end of September 2023 and January 2024.

Project Geology

The Lucky Strike Project is covered by the Lower Blake River Group which are dominated by intermediate to mafic, massive volcanic flows. The volcanic flows have been intruded by diorite-gabbro intrusions which are up to 7 kilometres by 1.5 kilometre in size. In the Walsh-FP area a syenite-syenite porphyry intrudes the mafic-intermediate volcanics and hosts the gold-bearing quartz-ankerite veins of the Walsh Mine. The long axis of this syenite intrusion strikes approximately north-south and extends for 3.5 kilometres on the property and another 3 kilometres south of the property and is generally 0.5 kilometres wide. Two major regional faults cross the property, the Misema-Misty Lake Fault and the Mulven Fault, striking roughly in a northeast-southwest direction. These structures have been speculated as being as a continuation of the Kirkland Main Break Fault system which hosted the seven historic gold mines of the Kirkland Lake Gold camp. The Victoria Creek Deformation Zone, possibly a splay off the Misema-Misty Lake Fault and a control on the Victoria Creek and Upper Beaver Mines, lies just south of the property with splay structures extending onto the property.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

2021 3-D IP Survey

In mid 2021 the Company initiated a 3-D distributed induced polarization geophysical survey within the central and eastern portions of the property to cover prominent target areas encountered in field reconnaissance surveys in 2018 through 2021. This survey covers projected extensions of the Misema-Misty Lake and Mulven Fault zones as well as a large mafic syenitic body associated with the Kerr North target area. This survey resulted in the delineation of several geophysical targets and anomalies predominantly related to chargeability associated with the Mulven Fault Zone. The Company plans to test several of these anomalies with diamond drilling in early 2022.

Lucky Strike Project – Angled View of IP data cloud with the IP inversion model looking north-east

Lucky Strike Project – 3-D Chargeability Voxel with 0m MSL slice (purple voxel = > 6mV/V)

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Diamond Drilling Program

Starting in November 2021 the Company has initiated a 4000m diamond drilling program at the Lucky Strike project. This program has been designed to test a variety of targets including the surface stripped outcrop located at the FP Zone where channel samples in 2018 yielded gold grades up to 72.2g/t Au over 3.9m. Other targets include geophysical chargeability anomalies associated with the Mulven Fault as well as within a large syenitic intrusion hosting the historic Kerr North showings. It is anticipated this program continues through Q2 2022.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2021 and December 31, 2020:

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2021	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Acquisition costs	7,444,306	—	—	7,444,306
Claim staking and license renewal costs	106,530	4,600	—	111,130
Disposal of exploration and evaluation assets	(585)	—	—	(585)
Impairment of exploration and evaluation assets	—	—	(28,604)	(28,604)
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	5,611,068	—	53,447	5,664,515
Drilling	19,102,621	—	277,748	19,380,369
Environmental studies	395,015	—	—	395,015
Geophysics	3,257,813	—	374,660	3,632,473
Mapping & imaging	104,665	—	—	104,665
Office & general	512,922	—	1,631	514,553
Property taxes, mining leases and rent	59,997	—	—	59,997
Petrography	—	—	7,996	7,996
Reclamation	335,783	—	732	336,515
Salaries & consulting	6,391,133	12,295	165,863	6,569,291
Supplies & equipment	3,893,748	923	62,338	3,957,009
Technical reports	854,541	—	22,479	877,020
Travel & accommodations	742,796	577	18,641	762,014
Trenching	9,860	—	77,715	87,575
Exploration cost recovery	(77,550)	—	—	(77,550)
	41,194,412	13,795	1,063,250	42,271,457
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

	Newfoundland
	Queensway	Other	Ontario	Total
Year ended December 31, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	—	25,000	100,000
Staking costs	37,230	2,100	3,600	42,930
Disposal of exploration and evaluation assets	(75,000)	(2,750)	—	(77,750)
Impairment of exploration and evaluation assets	(10,000)	(2,750)	(153,912)	(163,912)
Balance as at December 31, 2020	685,930	13,100	300,204	999,234

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,633,775	—	837,133	3,470,908
Assays	848,000	963	209,159	1,058,122
Drilling	2,560,406	—	—	2,560,406
Geochemistry	—	—	5,330	5,330
Geophysics	838,235	—	—	838,235
Office & general	47,130	499	714	48,343
Property taxes, mining leases and rent	46,217	—	5,812	52,029
Reclamation	163,598	—	—	163,598
Salaries & consulting	1,801,863	37,870	115,985	1,955,718
Supplies & equipment	879,816	6,470	80,803	967,089
Travel & accommodations	225,550	49	150	225,749
Trenching	231,635	—	31,865	263,500
Exploration cost recovery	(30,680)	—	—	(30,680)
	7,611,770	45,851	449,818	8,107,439
Cumulative exploration expense – December 31, 2020	10,245,545	45,851	1,286,951	11,578,347

Overall Performance and Results of Operations

Total assets increased to $148,057,847 at December 31, 2021, from $73,536,928 at December 31, 2020, primarily as a result of an increase in cash of $52,753,451, investments of $10,852,461, sales taxes recoverable of $782,813, prepaid expenses and deposits of $920,854, exploration and evaluation assets of $7,526,247, and property and equipment of $1,537,330. The most significant assets at December 31, 2021 were cash of $100,484,576 (December 31, 2020: $47,731,125), investments of $31,942,458 (December 31, 2020: $21,089,997), exploration and evaluation assets of $8,525,481 (December 31, 2020: $999,234), and property and equipment of $2,914,459 (December 31, 2020: $1,377,129). Cash increased by $52,753,451 during the year ended December 31, 2021 as a result of cash proceeds received from private placement financings completed in April 2021, August 2021 and November 2021 for gross proceeds of $120,501,665 net of share issue costs of $4,457,654, proceeds from disposals of investments of $1,313,462, proceeds received from stock options exercised of $1,236,170, and proceeds received from warrants exercised of $1,156,523, partially offset by cash used in operating activities of $48,512,082, purchases of investments of $12,850,001, purchases of exploration & evaluation assets of $3,938,898,  and  purchases  of  property  and equipment of $1,484,104.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Year ended December 31, 2021 and 2020

During the year ended December 31, 2021, loss from operating activities increased by $18,314,924 to $56,662,212 compared to $38,347,288 for the year ended December 31, 2020. The increase in loss from operating activities is largely due to:

-

An increase of $34,164,018 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $42,271,457 for the year ended December 31, 2021 compared to $8,107,439 for the year ended December 31, 2020. The Company continued its ongoing diamond drilling program at its Queensway project and completed approximately 117,043 meters of drilling and incurred higher salaries and consulting fees, geophysics, assay and supplies and equipment costs due to an increase in exploration activity at its Queensway Project as well as completed a geophysical survey and initiated a 4,000 meter diamond drill program at its Lucky Strike Project during the year ended December 31, 2021 compared to completing approximately 13,400 meters of drilling project as well as a 1,705 km airborne gravity survey, trenching, structural analysis, prospecting, till sampling and geological mapping at its Queensway Project during the year ended December 31, 2020.

-

An increase of $1,152,610 in salaries and consulting fees. Salaries and consulting fees were $3,100,723 for the year ended December 31, 2020 compared to $1,948,113 for the year ended December 31, 2020. The increase is due to more consulting fees paid during the year ended December 31, 2021 compared to less consulting fees paid during the year ended December 31, 2020.

The increase was partially offset by:

-

A decrease of $18,845,121 in share-based compensation. Share-based compensation was $7,612,214 for the year  ended  December  31,  2021 compared to $26,457,335 for the year ended December 31, 2020. A total of 1,756,500 stock options were granted, of which 1,336,750 stock options vested, with a value of $7,612,214 during the year ended December 31, 2021 compared to 15,492,500 fully vested stock options granted with a value of $26,457,335 during the year ended December 31, 2020.

Other items

For the year ended December 31, 2021, other income was $6,022,137 compared to $5,812,849 for the year ended December 31, 2020. The $209,288 change is largely due to:

-

An increase of $4,845,542 in settlement of flow-through share premium. Settlement of flow-through share premium was $6,617,730 for the year ended December 31, 2021 compared to $1,772,188 for the year ended December 31, 2020. The Company incurred $33,254,971 of qualifying Canadian exploration expenses and derecognized $6,617,730 of its flow-through share premium liability during the year ended December 31, 2021.

-

An increase of $1,152,438 in net change in unrealized losses on investments. Net change in unrealized losses on investments was $1,376,192 for the year ended December 31, 2021 compared to net change in unrealized losses on investments of $223,754 for the year ended December 31, 2020. The increase is due to changes in the fair values of investments held at December 31, 2021.

The increase in other income was partially offset by:

-

A decrease of $3,885,538 in gain on sale of exploration and evaluation assets. In 2021, the Company had sold a stand-alone claim that was part of the Queensway Project (claim 023951M also known as Unknown Brooke claim) to Long Range Exploration Corporation (“Long Range”) for non- cash consideration of 5,000,000 common shares of Long Range valued at $500,000. The Company recognized a gain on sale of exploration and evaluation assets in the amount of $499,415. In 2020, the Company recognized a gain on sale of exploration and evaluation assets of $4,384,953 in relation to the sale of certain Newfoundland exploration and evaluation assets for non-cash consideration comprised of investments with a fair value of $4,462,703.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The Company recorded a loss and comprehensive loss of $50,640,075 or $0.33 basic and diluted loss per share for the year ended December 31, 2021 (December 31, 2020: $32,534,439 or $0.29 basic and diluted loss per share).

SELECT ANNUAL INFORMATION

Selected annual information from the audited financial statements for the years ended December 31, 2021, 2020, and 2019 is presented in the table below. The financial data below has been prepared in accordance with IFRS and is reported in Canadian dollars.

	December 31,	December 31,	December 31,
	2021	2020	2019
Selected Annual Financial Information	$	$	$
Total Assets	148,057,847	73,536,928	9,355,036
Operating expenses(1)	(6,778,541)	(3,782,514)	(1,137,342)
Share-based compensation	(7,612,214)	(26,457,335)	(2,130,528)
Exploration and evaluation expenditures	(42,271,457)	(8,107,439)	(657,539)
Impairment of exploration and evaluation assets	(28,604)	(166,662)	(91,335)
Net realized gain (loss) on disposal of investments	192,114	—	(120,734)
Net change in unrealized (losses) gains on investments	(1,376,192)	(223,754)	118,355
Settlement of flow-through premium liability	6,617,730	1,772,188	—
Gain on sale of exploration and evaluation assets	499,415	4,384,953	—
Net loss comprehensive loss	(50,640,075)	(32,534,439)	(4,020,032)
Loss per share – basic and diluted	(0.33)	(0.29)	(0.07)

(1)Operating expenses is comprised of corporate development & investor relations, depreciation, office & sundry, professional fees, salaries and consulting, transfer agent & regulatory fees, and travel.

Three months ended December 31, 2021 and 2020

During the three months ended December 31, 2021, loss from operating activities decreased by $9,459,353 to $14,246,280 compared to $23,705,633 for the three months ended December 31, 2020. The decrease in loss from operating activities is largely due to:

-

A decrease of $17,588,790 in share-based compensation. Share-based compensation was $350,831 for the three months ended December 31, 2021 compared to $17,939,621 for the three months ended December 31, 2020. A total of 62,500 stock options were granted, of which 6,250 vested, with a value of $350,831 during the three months ended December 31, 2021 compared to 6,267,500 fully vested stock options granted with a value of $17,939,621 during the three months ended December 30, 2020.

The decrease was partially offset by:

-

An increase of $7,542,644 in exploration and evaluation expenditures. Exploration and evaluation expenditures were $12,094,840 for the three months ended December 31, 2021 compared to exploration and evaluation expenditures of $4,552,196 for the three months ended December 31, 2020. The Company continued its ongoing 400,000 meter diamond drilling program and completed approximately 31,154 meters of drilling in 90 holes during the three months ended December 31, 2021, and incurred higher salaries and consulting fees, and supplies and equipment costs due to an increase in exploration activity at its Queensway Project as well as completed a geophysical survey and initiated a 4,000 meter diamond drill program at its Lucky Strike Project during the three months ended December 31, 2020 compared to completing approximately 10,450 meters of diamond drilling in 51 holes at its Queensway project during the three months ended December 31, 2020.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Other items

For the three months ended December 31, 2021, other income was $548,011 compared to other expenses of $1,934,089 for the three months ended December 31, 2020. The $2,482,100 change is largely due to:

-

A decrease of $4,975,546 in net change in unrealized losses on investments. Net change in unrealized losses on investments was $2,411,303 for the three months ended December 31, 2021 compared to $7,386,849 in unrealized loss on investments for the three months ended December 31, 2020. The change is due to changes in the fair values of equity investments held at December 31, 2021.

-

An increase of $1,732,172 in settlement of flow-through share premium. Settlement of flow-through share premium was $2,917,262 for the three months ended December 31, 2021 compared to $1,185,090 for the three months ended December 31, 2020. The Company incurred $10,804,674 of qualifying Canadian exploration expenses and derecognized $2,917,262 of its flow-through share premium liability during the three months ended December 31, 2021.

The increase in other income was partially offset by the following:

-

A decrease of $4,384,953 in gain on sale of exploration and evaluation assets. Gain on sale of exploration and evaluation assets was $Nil for the three months ended December 31, 2021 compare to $4,384,953 for the three months ended December 31, 2020. There were no sales of exploration and evaluation assets during the three months ended December 31, 2021 compared to the sale of certain Newfoundland exploration and evaluation assets for non-cash consideration comprised of investments with a fair value of $4,462,703 during the three months ended December 31, 2020.

The Company recorded a loss and comprehensive loss of $13,698,269 or $0.09 basic and diluted loss per share for the three months ended December 31, 2021 (December 31, 2020: $25,639,722 or $0.18 basic and diluted loss per share).

Summary of Quarterly Results

	2021								2020
	Dec. 31		Sep. 30		Jun. 30		Mar. 31		Dec. 31		Sep. 30		Jun. 30		Mar. 31
	$		$		$		$		$		$		$		$
Revenues	—		—		—		—		—		—		—		—
Income (loss) and comprehensive income (loss) for the period	(13,698,269)	(2)	(35,289,366)	(3)	(3,738,904)	(4)	(5,391,344)	(5)	(25,639,722)	(6)	(10,986,378)	(7)	10,700,940	(8)	(6,609,279)	(9)
Earnings (loss) per Common Share Basic(1)	(0.09)		(0.23)		0.02		(0.04)		(0.18)		(0.09)		0.11		(0.08)
Earnings (loss) per Common Share Diluted(1)	(0.09)		(0.23)		0.02		(0.04)		(0.18)		(0.09)		0.09		(0.08)

(1)	Per share amounts are rounded to the nearest cent, therefore aggregating quarterly amounts may not reconcile to year-to-date per share amounts.
(2)	Decrease of loss and comprehensive loss from prior quarter primarily driven by a decrease of $21,123,862 in net change in unrealized losses on investments, an increase of $794,521 in settlement of flow-through share premium, offset by a decrease of $499,415 in gain on sale of exploration and evaluation assets.
(3)	Increase in loss and comprehensive loss from prior quarter primarily driven by increase in net change in unrealized losses on investments of $45,665,743, exploration and evaluation expenditures of $657,261, salaries and consulting of $363,512, offset by a decrease in stock-based compensation of $6,617,299, an increase in amortization of flow-through premium liability of $730,445 and gain on sale of exploration & exploration assets of $499,415.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

(4)	Increase of income and comprehensive income from prior quarter primarily driven by increase in net change in unrealized gains on investments of $19,690,880, and amortization of flow-through premium liability of $1,206,865, partially offset by an increase in share-based compensation of $6,939,341, exploration and evaluation expenditures of $4,266,113, salaries and consulting fees of $259,797, and a decrease in net realized gains on disposals of investments of $216,346.
(5)	Decrease of loss and comprehensive loss from prior quarter primarily driven by a decrease in share-based compensation of $17,939,621, gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $999,659, an increase in net change in unrealized gains on investments of $9,826,547 and net realized gains on disposals of investments of $204,230, partially offset by an increase in exploration and evaluation expenditures of $2,443,514.
(6)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in share-based compensation of $12,454,708, net change in unrealized losses on investments of $4,854,539, and exploration and evaluation expenditures of $2,298,723, partially offset by an increase in gain on sale of exploration and evaluation assets of $4,384,953, amortization of flow-through premium liability of $699,109, and a decrease of salaries and consulting fees of $217,685.
(7)	Increase of loss and comprehensive loss from prior quarter primarily driven by an increase in net change in unrealized losses on investments of $17,431,256, share- based compensation of $2,452,112, exploration and evaluation expenditures of $1,666,095, salaries and consulting fees of $371,083, and corporate development and investor relations of $289,109, partially offset by amortization of flow-through premium liability of $384,864.
(8)	Decrease from prior quarter primarily driven by an increase in net change in unrealized gains on investments of $20,102,487, amortization of flow-through premium liability of $101,117, and a decrease in exploration and evaluation expenditures of $145,268, partially offset by an increase in share-based compensation of $3,032,801.
(9)	Increase from prior quarter primarily driven by increases in professional fees of $104,545, exploration and evaluation expenditures of $350,891 and net change in unrealized losses on investments of $5,279,853, partially offset by a decrease in share-based compensation of $2,130,528.

Liquidity and Capital Resources

As at December 31, 2021, the Company had cash of $100,484,576 to settle current liabilities of $12,756,646.

The Company does not currently have a recurring source of revenue and has historically incurred negative cash flows from operating activities. As at December 31, 2021, the Company has working capital of $123,764,003 consisting primarily of cash, investments, prepaid expenses and deposits and sales taxes recoverable. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources.

The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The sources of funds currently available to the Company for its acquisition and exploration projects are solely due from equity financing.

The Company does not have bank debt or banking credit facilities in place as at the date of this report.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

As at December 31, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in this MD&A):

	Total	1 Year	1-3 Years	4-5 Years	After 5 Years
	$	$	$	$	$
Lease obligations	190,835	62,517	11,035	11,096	106,187
Total contractual obligations	190,835	62,517	11,035	11,096	106,187

November 2021 Financing – Net Proceeds of $47,384,035

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares of the Company at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2021
Uses of Funds:	$	$	$
Queensway Project work program	48,000,000	—	(48,000,000)
Total Uses	48,000,000	—	(48,000,000)

As at December 31, 2021, the Company has not yet used proceeds of this financings for qualifying Canadian exploration expenses at its projects. The Company must spend $48,000,000 of qualifying Canadian exploration expenses by November 24, 2023 to satisfy its remaining non-current flow-through liability of $12,600,000.

August 2021 Financing – Net Proceeds of $54,248,367

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment options. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 were paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2021
Uses of Funds:	$	$	$
Queensway and Lucky Strike Project work programs	57,502,415	17,581,466	(39,920,949)
Total Uses	57,502,415	17,581,466	(39,920,949)

As at December 31, 2021, the Company has used $17,581,466 of the proceeds for qualifying Canadian exploration expenses at its Queensway and Lucky Strike projects. As at December 31, 2021, the Company must spend another $39,920,949 of qualifying Canadian exploration expenses by the end of fiscal 2022 to satisfy its remaining current flow-through liability of $10,129,196.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

April 2021 Financing – Net Proceeds of $14,411,609

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2021
Uses of Funds:	$	$	$
Queensway Project work program	14,999,250	14,999,250	—
Total Uses	14,999,250	14,999,250	—

The Company used $14,999,250 of the proceeds for qualifying Canadian exploration expenses at its Queensway project during the year ended December 31, 2021.

Prior Financings

August 2020 Initial Public Offering – Net Proceeds of $28,488,581

On August 11, 2020, the Company completed an initial public offering of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid share issuance costs of $2,906,419 in cash and issued 1,379,768 agents’ warrants with a fair value of $771,769. The agents’ warrants are exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2021
Uses of Funds:	$	$	$
Queensway Project work program	21,735,000	7,392,711	(14,342,289)
General and administrative expenses	4,505,000	3,784,270	(720,530)
Working Capital to fund ongoing operations	5,155,000	3,039,950	(2,115,050)
Total Uses	31,395,000	14,217,131	(17,177,869)

June 2020 Financings – Net Proceeds of $6,992,009

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

	Intended Use of		Over/(Under)-
	Proceeds	Actual Use of	Expenditure at
	(Estimated)	Proceeds	December 31, 2021
Uses of Funds:	$	$	$
Queensway Project work program	7,118,196	7,118,196	—
Total Uses	7,118,196	7,118,196	—

The Company used $674,255 of the proceeds for qualifying Canadian exploration expenses at its Queensway project during the year ended December 31, 2021. The remaining portion of the proceeds of $6,443,941 was used in the fiscal year ended December 31, 2020.

Outstanding Share Data

During the year ended December 31, 2021, 1,273,000 stock options were exercised at a weighted average exercise price of $0.97 per share for gross proceeds of $1,236,170.

During the year ended December 31, 2021, 883,854 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $1,156,523.

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment option. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares of the Company at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

On November 25, 2021, the Company issued 458,823 common shares with an estimated fair value of $3,505,408 as part of the consideration to acquire royalty interests for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties which form part of the Queensway project.

Subsequent to December 31, 2021, 975,625 stock options were exercised at a weighted average exercise price of $1.30 per share for gross proceeds of $1,264,438.

Subsequent to December 31, 2021, 30,000 stock options were granted at an exercise price of $8.98 and an expiry date of January 4, 2027.

Subsequent to December 31, 2021, 37,931 warrants were exercised at a weighted average exercise price of $1.37 per share for gross proceeds of $52,097.

As at December 31, 2021, there were 164,205,700 common shares issued and outstanding. As at the date of this report, there were 165,219,256 shares issued and outstanding.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

As at December 31, 2021, there were 14,595,000 stock options and 49,486 warrants outstanding. As at the date of this report, there were 13,641,125 stock options and 11,555 warrants outstanding.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. and Mexican Gold Mining Corp., is as follows:

	Year ended December 31,
	2021	2020
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	(1,356,384)	(147,690)
Amounts paid to Mexican Gold Mining Corp. (ii) for legal fees	—	(127,234)
Options exercised by members of key management	666,875	5,753,625

(i) Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

(ii)	Mexican Gold Mining Corp. is a related entity having the following common director and officer to the Company: John Anderson, Director, Michael Kanevsky, Chief Financial Officer.

As at December 31, 2021, $225,619 is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc. (December 31, 2020 - $Nil owed to related corporations).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	Salaries and	Share-based		Year ended
	Consulting	compensation	Bonus	December 31, 2021
	$	$	$	$
Executive Chairman	300,000	1,291,220	100,000	1,691,220
Chief Executive Officer (i)	300,000	1,291,220	100,000	1,691,220
President	210,000	1,291,220	70,000	1,571,220
Chief Financial Officer	72,000	—	—	72,000
Chief Operating Officer	195,000	544,192	65,000	804,192
Non-executive directors	80,129	1,546,426	—	1,626,555
Total	1,157,129	5,964,278	335,000	7,456,407

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

	Salaries and	Share-based		Year ended
	Consulting	compensation	Bonus	December 31, 2020
	$	$	$	$
Executive Chairman	269,070	15,233,481	75,000	15,577,551
Chief Executive Officer	250,000	4,722,549	325,000	5,297,549
President	195,000	1,281,825	75,000	1,551,825
Chief Financial Officer	72,900	—	—	72,900
Chief Operating Officer	157,083	291,310	33,000	481,393
Non-executive directors	20,000	886,614	—	906,614
Total	964,053	22,415,779	508,000	23,887,832

As at December 31, 2021 and 2020, there were no amounts payable to key management personnel in respect of key management compensation.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

Risks and Uncertainties

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company's business. The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may exist. The Company is in the business of acquiring, exploring and evaluating gold properties. It is exposed to a number of risks and uncertainties that are common to other gold mining companies. The industry is capital intensive at all stages and is subject to variations in commodity prices, market sentiment, inflation and other risks.

Exploration Stage Company

The Company is an exploration stage company and cannot give any assurance that a commercially viable deposit, or “reserve,” exists on any properties for which the Company currently has or may have (through potential future joint venture agreements or acquisitions) an interest. Determination of the existence of a reserve depends on appropriate and sufficient exploration work and the evaluation of legal, economic, and environmental factors. If the Company fails to find a commercially viable deposit on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Resources

Currently, there are no mineral resources (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give any assurance that any mineral resources will be identified. If the Company fails to identify any mineral resources on any of its properties, its financial condition and results of operations will be materially adversely affected.

No Mineral Reserves

Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest and the Company cannot give assurance that any mineral reserves will be identified. If the Company fails to identify any mineral reserves on any of its properties, its financial condition and results of operations will be materially adversely affected.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Reliability of Historical Information

The Company has relied on, and the disclosure in the Queensway Technical Report is based, in part, upon, historical data compiled by previous parties involved with the Queensway Project. To the extent that any of such historical data is inaccurate or incomplete, the Company’s exploration plans may be adversely affected.

Mineral Exploration and Development

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and any development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Substantial expenditures are required to establish ore reserves through exploration and drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that funds required for development can be obtained on a timely basis.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Competition and Mineral Exploration

The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other  financial  resources,  newer  or  more  efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new mineral properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Additional Funding

The exploration and development of the Company’s mineral properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the gold and copper industries in particular), the Company’s status as a new enterprise with a limited history, the location of the Company’s mineral properties, the price of commodities and/or the loss of key management personnel.

Permits and Government Regulation

The future operations of the Company may require permits from various federal, state, provincial and local governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters.

Although Canada has a favorable legal and fiscal regime for exploration and mining, including a relatively simple system for the acquisition of mineral titles and relatively low tax burden, possible future government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.

Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance, with changes in governmental regulations, has the potential to reduce the profitability of operations. The Company is currently in compliance with all material regulations applicable to its exploration activities.

Limited Operating History

The Company has a limited operating history and its mineral properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company’s mineral properties  require  significant  additional expenditures before any cash flow may be generated. Although the Company possesses an experienced management team, there is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

There is no assurance that the Company can generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

An investment in the Company’s securities carries a high degree of risk and should be considered speculative by purchasers. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of our success must be considered in light of our early stage of operations. You should consider any purchase of the Company’s securities in light of the risks, expenses and problems frequently encountered by all companies in the early stages of their corporate development.

Title Risks

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys on all of the claims in which it holds direct or indirect interests. The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Laws and Regulation

The Company’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws.

Uninsured and Underinsured Risks

The Company faces and will face various risks associated with mining exploration and the management and administration thereof Some of these risks are not insurable; some may be the subject of insurance which is not commercially feasible for the Company. Those insurances which are purchased will have exclusions and deductibles which may eliminate or restrict recovery in the event of loss. In some cases, the amount of insurance purchased may not be adequate in amount or in limit.

The Company will undertake intermittent assessments of insurable risk to help ensure that the impact of uninsured/underinsured loss is minimized within reason. Risks may vary from time to time within this intermittent period due to changes in such things as operations operating conditions, laws or the climate which may leave the Company exposed to periods of additional uninsured risk. In the event risk is uninsurable, at its reasonable and sole discretion, the Company may endeavor to implement policies and procedures, as may be applicable and/or feasible, to reduce the risk of related loss.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Public Health Crises such as the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world causing significant business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. Such adverse effects related to COVID-19 and other public health crises may be material to the Company. The impact of COVID-19 and efforts to slow the spread of COVID-19 could severely impact the exploration and any development of the Queensway Project and the Company’s other mineral projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the exploration and any development of the Queensway Project and other mineral projects is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on the Company’s financial position and results of operations. COVID-19 and efforts to contain it may have broad impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on the Company’s financial position. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Global Economy Risk

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. The Company may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management.

Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action

In late February 2022, Russia launched a large scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial  institutions,  officials  and oligarchs;  a  commitment  by  certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, or SWIFT, the electronic banking network that connects banks globally; a ban of oil imports from Russia to the United States; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia’s government,  companies  and  certain individuals; weaken the value of the ruble; downgrade the country’s credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

The ramifications of the hostilities and sanctions may not be limited to Russia, Ukraine and Russian and Ukrainian companies and may spill over to and negatively impact other regional and global economic markets (including Europe, Canada and the United States), companies in other countries (particularly those that have done business with Russia and Ukraine) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, industries, and companies. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries and companies.

The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted.

While we expect any direct impacts to our business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. In addition, the impact of other current macro-economic factors on our business, which may be exacerbated by the war in Ukraine – including inflation, supply chain constraints and geopolitical events – is uncertain. If these levels of volatility persist or if there is a further economic slowdown, the Company's operations, the Company's ability to raise capital could be adversely impacted.

In addition, the current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse impact on global economic conditions, which may adversely impact: the Company’s operations, its ability to raise debt or equity financing for the purposes of mineral exploration and development, and the operations of the Company’s suppliers, contractors and service providers.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environment protection. The Company is  also  subject  to  various reclamation related conditions. Although the Company closely follows and believes it is operating in compliance with all  applicable  environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by non-governmental organizations has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

The legal framework governing this area is constantly developing, therefore the Company is unable to fully ascertain any future liability that may arise from the implementation of any new laws or regulations, although such laws and regulations are typically strict and may impose severe penalties (financial or otherwise). The proposed activities of the Company, as with any exploration, may have an environmental impact which may result in unbudgeted delays, damage, loss and other costs and obligations including, without limitation, rehabilitation and/or compensation. There is also a risk that the Company’s operations and financial position may be adversely affected by the actions of environmental groups or any other group or person opposed in general to the Company’s activities and, in particular, the proposed exploration and mining by the Company within the Provinces of Newfoundland and Ontario.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the nature landscape, in communities and on the environment. Certain non- governmental organizations, public interest groups and reporting organizations (“NGOs”) who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation.

While the Company seeks to operate in a social responsible manner and believes it has good relationships with local communities in the regions in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of one or more of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or the Company’s operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operations, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Dependence on Management and Key Personnel

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company’s operations and financial condition. In addition, the COVID-19 pandemic may cause the Company to have inadequate access to available skilled workforce and qualified personnel, which could have an adverse impact on the Company’s financial performance and financial condition.

First Nations Land Claims

Certain of the Company’s mineral properties may now or in the future be the subject of First Nations land claims. The legal nature of First Nations land claims is a matter of considerable complexity. The impact of any such claim on the Company’s material interest in the Company’s mineral properties and/or potential ownership interest in the Company’s mineral properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of First Nations rights in the areas in which the Company’s mineral properties are located, by way of negotiated settlements or judicial pronouncements, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of First Nations interests in order to facilitate exploration and development work on the Company’s mineral properties, there is no assurance that the Company will be able to establish practical working relationships with the First Nations in the area which would allow it to ultimately develop the Company’s mineral properties.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Claims and Legal Proceedings

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, the Company may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

In July 2021, the Company responded to a claim by ThreeD Capital Inc. and 131366 Ontario Inc. with respect to a common share purchase by Palisades Goldcorp Ltd. of 17,500,000 common shares of the Company. The outcome of this lawsuit cannot be determined at this time and therefore no amount has been accrued for.

Conflicts of Interest

Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company. Although the Company has policies which address such potential conflicts and the OBCA has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contain any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company. If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.

Gold and Metal Prices

If the Company’s mineral properties are developed from exploration properties to full production properties, the majority of our revenue will be derived from the sale of gold. Therefore, the Company’s future profitability will depend upon the world market prices of the gold for which it is exploring. The price of gold and other metals are affected by numerous factors beyond the Company’s control, including levels of supply and  demand,  global  or  regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes.

Moreover, gold prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates and global and regional demand for, and supply of, gold as well as general global economic conditions. These factors may have an adverse effect on the Company’s exploration, development and production activities, as well as on its ability to fund those activities. Additionally, the current COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on gold prices.

Negative Cash Flow from Operating Activities

The Company has no history of earnings and had negative cash flow from operating activities since inception. The Company’s mineral properties are in the exploration stage and there are no known mineral resources or reserves and the proposed exploration programs on the Company’s mineral properties are exploratory in nature. Significant capital investment will be required to achieve commercial production from the Company’s existing projects.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

There is no assurance that any of the Company’s mineral properties will generate earnings, operate profitably or provide a return on investment in the future. Accordingly, the Company will be required to obtain additional financing in order to meet its future cash commitments.

Going Concern Risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition, other than as described in this MD&A, and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may  absorb  significant management attention that would otherwise be available for ongoing development of the Company’s business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company’s business, results of operations and financial condition.

Force Majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company, including the price of gold on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or  other  catastrophes,  pandemics,  epidemics  or quarantine restrictions.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company’s mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company’s mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Exploration operations depend on adequate infrastructure. In particular, reliable power sources, water supply,  transportation  and  surface  facilities  are necessary to explore and develop mineral projects. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out exploration and future development operations and could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Climate Change Risks

The Company acknowledges climate change as an international and community concern and it supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change. However, in addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, the Company expects that this could result in increased costs at some of its operations in the future.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production  and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall. Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate.  All  privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of flow-through premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow- through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were indicators of impairment as at December 31, 2021 and has impaired $28,604 (December 31, 2020 - $166,662) in exploration and evaluation assets.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at December 31, 2021, the Company has total liabilities of $25,403,246 and cash of $100,484,576 which is available to discharge these liabilities (December 31, 2020 – total liabilities of $635,083 and cash of $47,731,125). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk during the years ended December 31, 2021 and 2020.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, interest rates and foreign exchange rates will affect the Company’s net earnings or the value of financial instruments. The objective of the Company is to manage and mitigate market risk exposures within acceptable limits, while maximizing returns.

(i)	Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, and the Australian dollar and the Canadian dollar at December 31, 2021 would not have a material impact on the Company’s net earnings and other comprehensive income.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one year maturities or less, the Company is not exposed to interest rate risk.

(iii)	Commodity Price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity Price Risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at December 31, 2021 would change the Company’s net income (loss) by $3,194,245 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks during the years ended December 31, 2021 and 2020.

Capital management

The Company’s objectives when managing capital are:

●	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

●	Pursue strategic growth initiatives; and

●	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at December 31, 2021 totalled $122,654,601 (December 31, 2020 - $72,901,845). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the years ended December 31, 2021 and 2020.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Management’s Report on Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

●	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's management evaluated the effectiveness of internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, the CEO and CFO concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2021.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “predicts”, “projects”, “targets”, “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements. These forward- looking statements include, among other things, statements relating to; the Queensway Project and the Company’s planned and future exploration on the Queensway Project and its other mineral properties; the Company’s goals regarding exploration and potential development of its projects; the Company’s future business plans; expectations regarding the ability to raise further capital; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any require permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Provinces of Newfoundland and Labrador and Ontario; the Company’s compensation policy and practices; the Company’s expected reliance on key management personnel, advisors and consultants; effects of the novel COVID-19 outbreak as a global pandemic.

Forward-looking statements are not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

As of the date of this MD&A, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of the Queensway Project as described in the Queensway Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; expectations regarding the level of  disruption  to  exploration  at  the Queensway Project as a result of COVID 19; availability of equipment. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no resources or mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; public health crises such as the COVID-19 pandemic may adversely impact the Company’s business; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; there is no existing public market for the Company’s securities and an active and liquid one may never develop, which could impact the liquidity of the Company’s securities; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; the Company is subject to various risks associated with climate change; other factors discussed under “Risk and Uncertainties”.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions,  events,  conditions,  results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

AMENDED
Management’s Discussion and Analysis For the year ended December 31, 2021 and 2020

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions at the date of this report.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.